Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                                                  March 23, 2005

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      Re:   Cell Power Technologies, Inc.
            Form SB-2/A filed February 17, 2005
            File No. 333-120573

Dear Mr. Schwall:

      This firm represents Cell Power Technologies, Inc. ("Cell Power" or the "Company") in the above-referenced matter. Enclosed for filing is Cell Power's Amendment No. 2 to its Form SB-2 for filing. Below, please find our responses to your March 3, 2005 comment letter:

General

1. We direct your attention to Rule 3-12 of Regulation S-X regarding the age of financial. Statements at the effective date of a registration statement. While in registration, please monitor your need to update the audited financial statements in your registration statement. In this regard, we note that the financial statements for the period ended January 31, 2005, will need to be included in the registration statement if it is declared effective after March 14, 2005.

      Response

      We have included the financial statements for the quarter ended January 31, 2005 in the Amendment No. 2 to the Form SB-2.

Risk Factors, page 7

Our rights to the Cellboost product.... page7

2. Please provide a risk factor that addresses, as disclosed on page 15 of the prospectus, the impact to your operations of the implementation of the First Amendment to the Amended and Restated Asset Purchase Agreement. Supplementally inform us of the status of this dispute currently and, in light of the other disputes referenced in the prospectus involving Global Link, supplementally inform us of the terms or status of your current relationship with Global Link. We may have further comments.

      Response

      We have incorporated a risk factor describing the risks associated with the implementation of the First Amendment to the Amended and Restated Asset Purchase Agreement (the "First Amendment").

      There have been no further developments in connection with the dispute with Global Link. The Company communicated with Global Link that the First Amendment was not valid and any claims they have with respect to their right to distribute Cellboost in Latin and South America are baseless. Global Link has not responded.

      As discussed, the Company has received a letter by which Global Link asserted that the royalties payable in connection with the exclusive sub-distribution rights for Latin and South America were to be payable in perpetuity and not limited to the year ended December 31, 2005. Further, the Company has also received correspondence in January 2005 from Global Link claiming that we may be in breach of the asset purchase agreement due to certain actions or inactions of the Company including the Company's alleged failure to provide certain information to Global Link and the Company's alleged failure developing sales in Latin and South America. The Company promptly communicated to Global Link that the amendment to the asset purchase agreement extending the royalty was not enforceable and that the Company has not violated any provision of either the asset purchase agreement or the distribution agreement as the Company was not required to provide information to Global Link until February 2005 and that the Company has vigorously been pursuing the sales in Latin and South America.

      The Company has received no further communication from Global Link regarding these matters.

3. Please specify which of the two agreements between Global Link Technologies, Inc. ("Global Link") and the company is currently in contention. Supplementally inform us of the specific provisions of the relevant agreement that Global Link has indicated the company may have breached. In responding, please provide us with an explanation as to why the company does not believe that it is in breach. Further, please specify in the risk factor disclosure, the impact to the company if the agreement with Global Link were to be terminated as a result of a breach. We may have further comments.

      Response

      The agreement in contention is the exclusive distribution agreement. According to Global Link these actions and inactions include the Company's alleged delay in developing sales in Latin and South America and the Company's alleged failure to provide Global Link with certain information under the distribution agreement. Global Link has not stated which specific provision of the license it believes the Company has violated. The Company does not believe that it is in breach as it has vigorously pursued sales in Latin and South America and has provided all information to Global Link. We have included a risk factor and described the impact to the Company if the agreement is terminated.

Selling Stockholders. Page 26

4. Please disclose how the selling stockholders acquired the shares being registered for resale. In this regard, please note our subsequent comment in this letter regarding the exemptions to registration that were relied upon.

      Response

      We have revised the footnotes to the Selling Stockholder Table to describe how each of the selling stockholders acquired the shares being registered.

5. Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its notes or shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

      Response

      We have identified all broker-dealers and affiliates of broker-dealers. We have also identified the broker-dealers as underwriters. All affiliates of broker-dealers acquired their securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. As a result, none of the broker-dealers or affiliates of broker-dealers are underwriters.

Item 26- Recent Sales of Unregistered Securities

6. Please identify with more specificity, the exemption to registration that was relied upon with respect to the issuances of shares identified in this section. Further, provide an explanation regarding how each such transaction qualified under the terms of the respective exemption. For example, please provide more of an explanation with respect to the exemption to registration involving the issuance of 2,071,200 shares to 598 shareholders. We may have further comments.

      Response

      We have revised Item 26 to provide the specific exemption relied upon for each issuance. Please note that the 2,071,200 shares to 598 shareholders were issued pursuant to the exemptions from registration set forth in 11 USC Section 1145 and Section 3(a)(7) of the Securities Act of 1933.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                       Sincerely,

                                       /s/Stephen Fleming

                                       Stephen Fleming